SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                                SCHEDULE 14D-9


Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934.

                              PRINTWARE, INC.
                         (Name of Subject Company)

                              PRINTWARE, INC.
                    (Name of Persons Filing Statement)

                       Common Stock, without par value
                       (Title of Class of Securities)

                               742580-10-3
                    (CUSIP Number of Class of Securities)


     Daniel A. Baker, Ph.D.                 Copy to:
     President and Chief Executive Officer  Robert T. Montague
     Printware, Inc.                        Robins, Kaplan, Miller & Ciresi LLP
     1270 Eagan Industrial Road             2800 LaSalle Plaza
     St. Paul, Minnesota  55121             800 LaSalle Avenue
                                            Minneapolis, Minnesota  55402

(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications on Behalf of the Persons filing statement)

(X) Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

For immediate release

Printware, Inc.
1270 Eagan Industrial Rd.
St. Paul, MN  55121
http://PrintwareInc.com

Printware Inc.'s Board of Directors Responds to Piranha, Inc.'s Announcement to "Immediately Commence a Tender Offer to Acquire All of the Shares of Printware, Inc."

ST. PAUL, MINN., December 21, 2000--On December 18, 2000, Piranha, Inc. (OTC
BB: BYTE) announced it intends to "immediately commence a tender offer of all Printware shares" at a price of $3.75 per share in a proposed "tax-free transaction." Printware, Inc.'s (Nasdaq-NNM: PRTW) board of directors has not received any details of this proposed transaction.

Printware's board is strongly committed to shareholder value. If the tender offer is commenced, the Printware board of directors will review the offer as to its merit, taking into account the valuation and the liquidity of the consideration offered to Printware shareholders, and taking into account fairness to Printware's constituents, including customers, employees, and shareholders. Printware's board will also consider the capabilities of Piranha's management and its strategy, and any other factors that the board deems relevant.

Printware designs, builds, and markets "computer-to-plate" systems, which are used by the printing industry to create printing plates directly from computers or the Internet. Computer-to-plate systems replace the traditional platemaking process of typesetting, proofing, paste-up, camera work, and processing film.

IN THE EVENT OF A TENDER OFFER, HOLDERS OF PRINTWARE'S COMMON STOCK SHOULD
READ PRINTWARE'S RECOMMENDATION STATEMENT REGARDING THE PROPOSED TENDER OFFER WHEN IT BECOMES AVAILABLE. THIS RECOMMENDATION STATEMENT WILL CONTAIN
IMPORTANT INFORMATION REGARDING THE TENDER OFFER. HOLDERS OF PRINTWARE'S
COMMON STOCK CAN OBTAIN THE RECOMMENDATION AND OTHER FILED DOCUMENTS FOR FREE AT THE WEBSITE OF THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV, OR FOR FREE FROM PRINTWARE, INC. BY REQUEST TO THE OFFICER IDENTIFIED BELOW.

This press release contains forward looking statements regarding the proposed tender offer for Printware's common stock described herein. These statements are identified by words such as "will," "intends," and other words referring to events to occur in the future. The statements are based on information currently available to Printware and are subject to a variety of risks and uncertainties, including the actual commencement of the proposed tender offer, Printware's evaluation and recommendation with respect to the proposed tender offer, alternatives that may be pursued or other actions that may be undertaken by Printware in response to or independent of the proposed tender offer, the number of shares tendered in response to the proposed tender offer and consummation of the proposed tender offer. Actual events, actions and effects of the proposed tender offer may depend on one or more of these risks and uncertainties and may vary materially from the future events, actions and effects described in this press release. Printware undertakes no obligation to update any forward looking statements made in this press release.

For Further Information Contact:     Daniel A. Baker, Ph.D.
                                     President and Chief Executive Officer
                                     (651)-456-1454